UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586898

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Partnership with YouTube

BEIJING, China, January 17, 2012/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leading internet television company in China, announced that it has entered into a definitive agreement with YouTube, a renowned international video-sharing website, which would allow Ku6’s international users to view original videos from China through a new channel operated by YouTube. We believe that this partnership will allow Ku6 to expand its content offering into the international market. Ku6 plans to recruit a team to operate this channel to help grow its user base and revenues in the international market.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet television company in China. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides video information services and entertainment in China.

As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video reports and other interactive entertainment programs for its users. For more information about Ku6 Media, please visit http://ir.ku6.com.

For more information, please contact:

Ms. Shuangyu Liu

Acting Investor Relations Manager

Telephone +86 10 5758 6814

ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Tony Shen
Name: Tony Shen
Title: CFO

Date: January 19, 2012